ATTENTION

PENN VIRGINIA CORPORATION

SHAREHOLDERS:

Vote via the Internet:



1) Go to www.proxyvote.com
2) Use the 16-digit control number located on the right-hand side of the **GOLD** voting instruction

Vote by Telephone:



1) Call 1-800-454-8683
2) Use the 16-digit control number located on the right-hand side of the **GOLD** voting instruction form

MANGROVE RECOMMENDS SHAREHOLDERS VOTE <u>AGAINST</u> THE MERGER PROPOSALS. ONLY YOUR LATEST DATED VOTE COUNTS!